CAPITALA FINANCE CORP.

4201 Congress St., Suite 360

Charlotte, NC 28209

April 28, 2017

VIA EDGAR

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn: Edward P. Bartz, Esq.

RE:	Capitala Finance Corp.

Post-Effective Amendment No. 4 to the Registration Statement on Form N-2

Filed on April 28, 2017 (File No. 333-204582)

Dear Mr. Bartz:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Capitala Finance Corp. (the “Company”) hereby respectfully requests acceleration of effectiveness of Post-Effective Amendment No. 4 to the Company’s registration statement on Form N-2 (File No. 333-204582), including all amendments thereto (the “Registration Statement”), to 4:00 p.m., Eastern Time, on May 1, 2017, or as soon thereafter as possible.

In connection with the submission of the Company’s request for accelerated effectiveness of the Registration Statement, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	should the Securities and Exchange Commission (the “Commission”) or the staff thereof (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[Signature Page to Follow]

CAPITALA FINANCE CORP.

By: /s/ Stephen A. Arnall
Name: Stephen A. Arnall
Title: Chief Financial Officer